# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoHealth, Inc., CIK 0001808220
CUSIP: 38046W105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 222 W MERCHANDISE MART PLAZA, SUITE 1750, CHICAGO, Illinois (IL), 60654
Date of event which requires filing of this statement: 08/06/2025
Amends the filing with accession number 0001493152-23-030129
Filed by CIK 0001818016
Persons authorized to receive notices and communications: Susanne V. Clark, c/o Centerbridge Partners, L.P., 375 Park Avenue, 11th Floor, New York, New York (NY), 10152, 212-672-5000; Benjamin R. Pedersen, Debevoise & Plimpton LLP, 66 Hudson Boulevard, New York, New York (NY), 10001, 212-909-6000

## Reporting persons
- CCP III Cayman GP Ltd. (CIK 0001667801): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,566,028; sole dispositive power 0; shared dispositive power 9,566,028; aggregate amount beneficially owned 9,566,028 (45% of the class)
- CB Blizzard Holdings C, L.P. (CIK 0001953976): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,467,653; sole dispositive power 0; shared dispositive power 1,467,653; aggregate amount beneficially owned 1,467,653 (9.2% of the class)
- Centerbridge Associates III, L.P. (CIK 0001818016): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,712,197; sole dispositive power 0; shared dispositive power 2,712,197; aggregate amount beneficially owned 2,712,197 (17.1% of the class)
- CCP III AIV VII Holdings, L.P. (CIK 0001818077): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,712,197; sole dispositive power 0; shared dispositive power 2,712,197; aggregate amount beneficially owned 2,712,197 (17.1% of the class)
- CB Blizzard Co-Invest Holdings, L.P. (CIK 0001785522): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,712,197; sole dispositive power 0; shared dispositive power 2,712,197; aggregate amount beneficially owned 2,712,197 (17.1% of the class)
- CB Blizzard Lower Holdings GP A, LLC (CIK 0001852144): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,712,197; sole dispositive power 0; shared dispositive power 2,712,197; aggregate amount beneficially owned 2,712,197 (17.1% of the class)
- CB Blizzard Lower Holdings A, L.P. (CIK 0001852252): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,712,197; sole dispositive power 0; shared dispositive power 2,712,197; aggregate amount beneficially owned 2,712,197 (17.1% of the class)
- Blizzard Aggregator, LLC (CIK 0001818020): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,386,178; sole dispositive power 0; shared dispositive power 5,386,178; aggregate amount beneficially owned 5,386,178 (25.3% of the class)
- CB Blizzard Lower Holdings GP B, LLC (CIK 0001852159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,386,178; sole dispositive power 0; shared dispositive power 5,386,178; aggregate amount beneficially owned 5,386,178 (25.3% of the class)
- CB Blizzard Lower Holdings B, L.P. (CIK 0001852127): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,386,178; sole dispositive power 0; shared dispositive power 5,386,178; aggregate amount beneficially owned 5,386,178 (25.3% of the class)
- Jeffrey H. Aronson (CIK 0001425800): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 9,566,028; sole dispositive power 0; shared dispositive power 9,566,028; aggregate amount beneficially owned 9,566,028 (45% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: GoHealth, Inc.
Address of issuer's principal executive offices: 222 W MERCHANDISE MART PLAZA, SUITE 1750, CHICAGO, Illinois (IL), 60654
Comment: This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 25, 2022 (as amended to date, the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of GoHealth, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Super Priority Term Loan Credit Agreement and Amendment No. 14 to Credit Agreement

On August 6, 2025, Norvax, LLC, a Delaware limited liability company (the "Borrower"), entered into a Superpriority Senior Secured Credit Agreement (the "Priming Credit Agreement"), with Blizzard Midco, LLC, a Delaware limited liability company ("Holdings"), the lenders party thereto, and Blue Torch Finance, LLC, as administrative agent and as collateral agent.

The Priming Credit Agreement governs a senior secured super priority term loan facility in an aggregate principal amount of $115.0 million consisting of (a) $80.0 million in new-money term loans, of which (i) $40.0 million were funded on August 6, 2025 and (ii) $40.0 million are available as delayed-draw term loans, and (b) $35.0 million of roll-up term loans resulting from the cashless conversion of a corresponding amount of existing Class A revolving loans at par that were outstanding under the Existing Credit Agreement (as defined below) into term loans on a dollar-for-dollar basis. Provided that no default or event of default has occurred and is continuing, delayed-draw term loans will be available to the Borrower on or after October 1, 2025, with the aggregate principal amount of such loans funded prior to November 1, 2025 not to exceed $15.0 million and prior to December 1, 2025, not to exceed $30.0 million, with the full amount available thereafter.

On August 6, 2025, the Borrower and Holdings entered into Amendment No. 14 to the Credit Agreement (the "Amendment"), which amends that certain Credit Agreement, dated as of September 13, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, and as further amended by the Amendment, the "Amended Credit Agreement"), by and among the Borrower, Holdings, the lenders party thereto, and Blue Torch Finance, LLC, as administrative agent and as collateral agent. In addition, as a condition to the lenders' entry into the Priming Credit Agreement and the Amendment, the Board of Directors of the Issuer (the "Board") appointed three new directors and three existing directors of the Board resigned and departed the Board.

The Amendment amends the Existing Credit Agreement to, among other things, (i) terminate all Class A-1 revolving commitments (with no Class A-1 revolving loans being outstanding on the Closing Date), (ii) terminate all Class A revolving commitments and extend the maturity date of the remaining Class A revolving loans outstanding on the Closing Date to August 5, 2029, (iii) permit the Borrower to pay-in-kind a portion of the interest on the outstanding Existing Term Loans and/or the Class A revolving loans, such loans accruing interest at a rate equal to Adjusted Term SOFR plus 8.00% per annum, of which an amount of interest equal to at least Adjusted Term SOFR plus 4.50% per annum is payable in cash with the remainder of such interest paid-in-kind, and (iv) waive the amortization of the Existing Term Loans until December 31, 2026. The Amendment also incorporates to the Existing Credit Agreement the additional reporting obligations and certain other provisions included in the Priming Credit Agreement and described above, removes each of the total cash leverage covenant, the asset coverage covenant and the budget variance covenant, and provides that an "event of default" under the Priming Credit Agreement shall not constitute an event of default under the Amended Credit Agreement unless the Priming Term Loan Obligations have been accelerated.

As consideration for, and as a condition to, the lenders' entry into the Amendment, on August 6, 2025, the Issuer issued to lenders (or their affiliates) holding Class A revolving loans and existing term loans outstanding under the Existing Credit Agreement (the "Subscribers"), pro rata based on their respective holdings thereof, an aggregate of 4,766,219 shares of Class A common stock, par value $0.0001 per share, of the Issuer (the "Subscription Shares"), which represent an aggregate of 19.99% of the total issued and outstanding shares of the Issuer's Class A common stock and Class B common stock, calculated as of immediately prior to the consummation of the transactions contemplated by the Amendment. The Subscribers will be entitled to certain customary registration rights with respect to the Subscription Shares.

In connection with the above transactions, certain of the Reporting Persons and NVX Holdings, Inc., a Delaware corporation, executed a Waiver and Consent, dated as of August 6, 2025 (the "Waiver and Consent"), pursuant to which certain of the Reporting Persons and Centerbridge Capital Partners III, L.P., a Delaware limited partnership, waived certain of their rights and provided their consent to the transaction pursuant to that certain (i) Stockholders Agreement, dated as of July 15, 2020 (the "Stockholders Agreement"), by and among the Issuer, Centerbridge Capital Partners III, L.P. and NVX Holdings, and (ii) Registration Rights Agreement, dated as of July 15, 2020 (the "Registration Rights Agreement"), by and among the Issuer and each person identified on the Schedule of Holders attached thereto, including the entities designated as Centerbridge Holders and any of their affiliates and NVX Holdings. The foregoing description of the Waiver and Consent does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is filed herewith as Exhibit 5 and incorporated herein by reference.

In addition, as a condition to the lenders' entry into the Priming Credit Agreement and the Amendment, the Board appointed three new directors and three existing directors of the Board resigned and departed the Board, including Alexander E. Timm and Alan Wheatley who were designated to the Board by Centerbridge Capital Partners III, L.P.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 11,115,125 shares of Class A Common Stock outstanding as of May 6, 2025, as provided by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on May 16, 2025, plus 4,766,219 shares of Class A Common Stock issued to the Subscribers (as defined and described in further detail in Item 4), plus, as applicable, 5,386,178 shares of Class A Common Stock underlying the LLC Interests held of record by CB Blizzard B:

Reporting Person : CCP III Cayman GP Ltd.
Amount beneficially owned: 9,566,028
Percent of class : 45.0%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 9,566,028
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 9,566,028

Reporting Person : CB Blizzard Holdings C, L.P.
Amount beneficially owned: 1,467,653
Percent of class : 9.2%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 1,467,653
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 1,467,653

Reporting Person : Centerbridge Associates III, L.P.
Amount beneficially owned: 2,712,197
Percent of class : 17.1%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 2,712,197
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 2,712,197

Reporting Person : CCP III AIV VII Holdings, L.P.
Amount beneficially owned: 2,712,197
Percent of class : 17.1%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 2,712,197
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 2,712,197

Reporting Person : CB Blizzard Co-Invest Holdings, L.P.
Amount beneficially owned: 2,712,197
Percent of class : 17.1%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 2,712,197
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 2,712,197

Reporting Person : CB Blizzard Lower Holdings GP A, LLC
Amount beneficially owned: 2,712,197
Percent of class : 17.1%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 2,712,197
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 2,712,197

Reporting Person : CB Blizzard Lower Holdings A, L.P.
Amount beneficially owned: 2,712,197
Percent of class : 17.1%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 2,712,197
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 2,712,197

Reporting Person : Blizzard Aggregator, LLC
Amount beneficially owned: 5,386,178
Percent of class : 25.3%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 5,386,178
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 5,386,178

Reporting Person : CB Blizzard Lower Holdings GP B, LLC
Amount beneficially owned: 5,386,178
Percent of class : 25.3%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 5,386,178
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 5,386,178

Reporting Person : CB Blizzard Lower Holdings B, L.P.
Amount beneficially owned: 5,386,178
Percent of class : 25.3%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 5,386,178
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 5,386,178

Reporting Person : Jeffrey H. Aronson
Amount beneficially owned: 9,566,028
Percent of class : 45.0%
Sole power to vote or to direct the vote : 0
Shared power to vote or to direct the vote : 9,566,028
Sole power to dispose or to direct the disposition : 0
Shared power to dispose or to direct the disposition : 9,566,028

CB Blizzard A is the record holder of 2,712,197 shares of Class A Common Stock. CB Blizzard C is the record holder of 1,467,653 shares of Class A Common Stock. CB Blizzard B is the record holder of 5,386,178 LLC Interests.

CCP GP is the general partner of CB Blizzard C and may be deemed to share beneficial ownership of the securities held of record by CB Blizzard C. CCP GP is also the general partner of Centerbridge Associates III, L.P., which is the general partner of each of CCP III AIV VII Holdings, L.P. and CB Blizzard Co-Invest Holdings, L.P., which are the owners of CB Blizzard Lower Holdings GP A, LLC, which is the general partner of CB Blizzard A. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by CB Blizzard A. CCP GP is also the sole manager of Blizzard Aggregator, LLC, which is the owner of CB Blizzard Lower Holdings GP B, LLC, which is the general partner of CB Blizzard B. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the LLC Interests held of record by CB Blizzard. Jeffrey H. Aronson is the sole director of CCP GP and, as a result, may be deemed to share beneficial ownership of the securities held of record by each of CB Blizzard A, CB Blizzard C and CB Blizzard B. However, none of the foregoing should be construed in and of itself as an admission by Mr. Aronson or by any Reporting Person as to beneficial ownership of securities owned by another Reporting Person. In addition, Mr. Aronson expressly disclaims beneficial ownership of the securities held of record by each of CB Blizzard A, CB Blizzard C and CB Blizzard B.

By virtue of the agreements made pursuant to the Stockholders Agreement and the matters described in Item 4 above, the Reporting Persons and the Founder Stockholders may constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), which group may be deemed to collectively beneficially own 16,007,486 shares of Class A Common Stock of the Issuer, constituting approximately 58.3% of the 15,881,344 shares of the Class A Common Stock outstanding, plus the 5,386,178 shares of Class A Common Stock underlying the LLC Interests held of record by CB Blizzard B and the 6,181,453 shares of Class A Common Stock underlying the LLC Interests held of record by certain of the Founder Stockholders, as calculated on the basis of Rule 13d-3 of the Exchange Act. However, the Reporting Persons expressly disclaim beneficial ownership of the 6,441,458 shares of Class A Common Stock (including the 6,181,453 shares of Class A Common Stock underlying the LLC Interests held of record by certain of the Founder Stockholders) beneficially owned by the Founder Stockholders. The Founder Stockholders have filed a separate Schedule 13D with respect to their interests in the Issuer and the Proposal.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock since the filing of Amendment No. 5 to Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 5. Waiver and Consent dated August 6, 2025

## Signatures
- CCP III Cayman GP Ltd.: /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/08/2025)
- CB Blizzard Holdings C, L.P.: By: CCP III Cayman GP Ltd., its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/08/2025)
- Centerbridge Associates III, L.P.: By: CCP III Cayman GP Ltd., its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/08/2025)
- CCP III AIV VII Holdings, L.P.: By: Centerbridge Associates III, L.P., its general partner, By: CCP III Cayman GP Ltd., its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/08/2025)
- CB Blizzard Co-Invest Holdings, L.P.: By: Centerbridge Associates III, L.P., its general partner, By: CCP III Cayman GP Ltd., its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/08/2025)
- CB Blizzard Lower Holdings GP A, LLC: /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/08/2025)
- CB Blizzard Lower Holdings A, L.P.: By: CB Blizzard Lower Holdings GP A, LLC, its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/08/2025)
- Blizzard Aggregator, LLC: By: CCP III Cayman GP Ltd., its sole manager, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/08/2025)
- CB Blizzard Lower Holdings GP B, LLC: /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/08/2025)
- CB Blizzard Lower Holdings B, L.P.: By: CB Blizzard Lower Holdings GP B, LLC, its general partner, /s/ Susanne V. Clark, Susanne V. Clark/Authorized Signatory (08/08/2025)
- Jeffrey H. Aronson: /s/ Jeffrey H. Aronson, Jeffrey H. Aronson (08/08/2025)